EXHIBIT 12

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Income before tax	$141,620	$117,785	$87,010	$63,705	$65,942
Fixed charges:
Interest expense on borrowings	1,027	989	1,878	3,690	4,057
Estimate of interest within rental expense (1/3 of rental expense)	2,453	2,780	2,839	1,515	1,533
Subtotal for fixed charges	$3,480	$3,769	$4,717	$5,205	$5,590
Preferred dividend requirement on a pre-tax basis	211	148	49	—	—
Fixed charges and preferred dividends, excluding interest on deposits	$3,691	$3,917	$4,766	$5,205	$5,590
Interest expense on deposits	$2,977	$3,005	$3,962	$5,887	$10,478
Fixed charges and preferred dividends, including interest on deposits	$6,668	$6,922	$8,728	$11,092	$16,068

Total earnings and fixed charges, excluding interest on deposits	$145,100	$121,554	$91,727	$68,910	$71,532
Total earnings, fixed charges and preferred dividends, excluding interest on deposits	$145,311	$121,702	$91,776	$68,910	$71,532
Total earnings and fixed charges, including interest on deposits	$148,077	$124,559	$95,689	$74,797	$82,010
Total earnings, fixed charges and preferred dividends, including interest on deposits	$148,288	$124,707	$95,738	$74,797	$82,010
Ratio of Earnings to Fixed Charges
Including interest on deposits	22.93%	18.39%	11.03%	6.74%	5.10%
Excluding interest on deposits	41.70%	32.25%	19.45%	13.24%	12.80%
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	22.24%	18.02%	10.97%	6.74%	5.10%
Excluding interest on deposits	39.37%	31.07%	19.26%	13.24%	12.80%